Exhibit 99.3

CANADIAN SUPERIOR

ENERGY INC.

For Immediate Release	April 10, 2006

Canadian Superior Energy Inc. Is Pleased To Announce That Mr. M.E. (Mike) Coolen
Has Been Appointed President & Chief Operating Officer To Advance Trinidad Offshore Drilling

New York, New York, USA - Canadian Superior Energy Inc. (“Canadian Superior” – AMEX, TSX: SNG) of Calgary, Alberta is pleased to announce the appointment of Mr. M. E. (Mike) Coolen as the new President and Chief Operating Officer of Canadian Superior. Mr. Coolen (BSc., B.Eng. (Mech.), P.Eng.) has been in charge of Canadian Superior’s Offshore Operations and is currently a member of the Board of Directors of Canadian Superior.

Mr. Coolen joined Canadian Superior in June, 2001 and prior to joining Canadian Superior had a distinguished 20 year career with Mobil Oil Canada, Ltd. (“Mobil”) and ExxonMobil (NYSE: XOM).   Directly prior to joining Canadian Superior, Mr. Coolen was as a senior manager on the Sable Offshore Energy Project, the first offshore natural gas production project offshore Nova Scotia, Canada.

Canadian Superior’s Chairman and Chief Executive Officer, Greg Noval, speaking from New York today at the Independent Petroleum Association of America’s (“IPAA’s”) 2006 Oil and Gas Investment Symposium said, “All of us are very pleased with Mike’s new appointment and this appointment will expedite our upcoming drilling offshore Trinidad and is part of an overall transition in the Company which we feel will be good for all shareholders.”

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration, development and production Company with offshore drilling operations and offices in Halifax, Nova Scotia, Canada and Port of Spain, Trinidad and Tobago.  The Company’s shares trade on both the American Stock Exchange (“AMEX”) and the Toronto Stock Exchange (“TSX”) under the stock symbol (“SNG”).

This press release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. Statements contained in this press release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada  T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax:  (403) 216-2374

www.cansup.com